Trading Symbol TSX-VE: GGC

GENCO RESOURCES PHASE I EXPLORATION UPDATE

December 11, 2006 - Genco Resources Ltd – Gregory K. Liller, President, is pleased to provide an update on Genco’s ongoing 50,000 meter Phase I exploration drilling program at the operating La Guitarra Mine and the Temescaltepec silver gold mining district, located in the State of Mexico, Mexico. Highlights include:

•

Drill hole GDH-47 in the Creston open pit target, which intersected 29 meters grading 131 grams per tonne (“g/t”) equivalent silver.

•

Drill hole GRH-2 which intersected 11.5 meters grading 8.86 g/t gold and 171 g/t silver starting at surface.

•

Drill hole GDH-14 in the San Rafael underground mine which returned an intersection of 1.5 meters grading 970 g/t silver and 5.41 g/t gold. The current drill program has also revealed the presence of multiple veins in this area.

•

Drill hole GDH-33 at Mina de Agua on the Santa Ana vein which intercepted 1.5 meters grading 464 g/t silver within a broader 33.3 meter intercept grading 53 g/t silver. Drilling of this vein continues to deliver ore grade intersections.

Two additional drill rigs have been mobilized to the project. This brings the total number of drills on site to 11 consisting of 10 core rigs and one reverse circulation rig.

El Creston

The following tabulates the drilling results at the Creston target. Silver equivalent (eAg) is calculated at 55:1, silver:gold ratio, based on $550/oz gold and $10/oz silver.

Creston Open Pit Target
Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	eAg (g/t)
GRH-1	0	8	8.0	3.87	318	531
and	11.3	27	15.7	0.46	75	100
GRH-2	0	11.5	11.5	8.86	171	658
and	16	29	13.0	0.53	242	272
GRH-3	0	4	4.0	9.98	203	752
GRH-4	0	34	34.0	0.32	55	73
GRH-5	0	32	32.0	0.76	148	190
GRH-6	0	11	11.0	0.54	24	53
GRH-6	25	41	16.0	1.10	142	202
GRH-7	3	7	4.0	0.40	9	31
GRH-8	Low Grade
GDH-42	10.5	34	23.5	0.12	29	36
GDH-44	0	6	6.0	0.07	163	167
and	20.5	33.5	13.0	0.70	129	168
GDH-46	25	51	26.0	0.06	41	44
GDH-47	30.7	60	29.3	0.32	114	131

The Creston target has been expanded and small scale surface mining is underway. Trenching and drilling have shown the Creston target has a strike length of 1.7 kilometres and is open along strike. Drilling has shown the zone to contain economic grades over drill intersections of up to 34 meters.

The majority of the Creston holes were abandoned in mineralized vein due to drilling difficulties. The double intercepts in GRH-1 and 2 and GDH-44 are due to voids associated with historic mining. The reverse circulation drill rig has been mobilized to this portion of the project in order to better evaluate the entire mineralized zone.

San Rafael

The following tabulates the result of drilling in the San Rafael underground mine area.

Guitarra Vein – San Rafael Extension Target
Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	eAg (g/t)
GDH-1	Low Grade
GDH-2	Low Grade
GDH-3	Low Grade
GDH-4	415.2	415.7	0.8	1.34	268	342
GDH-5	236.1	237	0.9	2.44	29	163
And	280.7	284.2	3.5	2.76	308	460
includes	280.7	281.7	1.0	7.51	526	939
GDH-6	Low Grade
GDH-7	489.8	491.3	1.5	5.82	45	365
GDH-8	308.7	309.2	0.8	0.51	214	243
GDH-9	189	189.7	0.7	0.02	913	914
And	253.5	254.9	1.4	0.47	410	436
GDH-10	Low Grade
GDH-11	Geotechnical Hole
GDH-12	181.5	182.5	1.0	3.23	272	449
And	281.9	284	2.1	0.74	191	231
includes	281.9	282.7	0.8	0.40	367	389
GDH-13	294.4	296.1	1.7	2.19	582	702
And	298.5	300.4	1.9	0.66	148	184
GDH-14	229.5	231	1.5	5.41	970	1,268
And	238.5	240	1.5	0.45	190	215
And	345.4	346.2	0.8	0.12	195	201
GDH-15	259.9	260.7	0.8	0.35	267	286
And	363.2	363.9	0.8	1.63	560	649
And	441.1	441.9	0.8	1.70	108	201
GDH-16	Incomplete assays
GDH-17	No assays
GDH-18	255.3	256.3	1.0	0.50	95	123
And	297.9	298.9	1.0	1.07	51	110
And	307.5	309	1.5	0.80	95	139

Drilling in the San Rafael underground mine area has extended the known mineralization down dip an additional 250 meters and confirmed the presence of ore grade mineralization in a 700 by 325 meter zone immediately adjacent to present mine workings. Of the holes completed in this zone to date, 77% have contained grades in excess of 100 g/t eAg. The weighted average of these intercepts is 393 g/t eAg over 1.3 meters. The following long section shows the location of these holes relative to the existing workings. Ramp and haulage development is currently underway in order to access this ore in the coming year.

The intersection in GDH-7, 1.5 meters grading 5.82 g/t gold and 45 g/t silver at an elevation of approximately 1650 meters is extremely important. It pushes the prospective mineral horizon throughout La Guitarra and the San Rafael areas well below elevations tested in the past. The silver:gold ratio in this intercept is indicative of the upper portions of an epithermal gold silver depositional system further enhancing the already large exploration potential in the immediate La Guitarra mine complex area.

Mina de Agua

The following tabulates the results of drilling on the Santa Ana Vein in the Mina de Agua area.

Mina de Agua Area – Santa Ana Vein
Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	eAg (g/t)
SA-06	Low Grade
SA-07	86.7	89.7	3	<0.05	108	108
SA-07 abandoned in low mineralization zone
SA-08	101.7	102.5	0.8	0.31	143	160
SA-09	Abandoned
SA-10	No recovery in vein
GDH-21	43.0	57.0	16.0	<0.05	43	43
GDH-32	31.1	63.2	32.1	0.05	54	57
includes	56.55	58.2	1.7	0.30	274	290
GDH-33	35.5	68.8	33.3	0.05	53	53
includes	58	59.5	1.5	0.37	444	464
GDH-34	64.7	68.5	3.8	0.06	173	176
includes	64.7	66.1	1.4	0.12	354	361
GDH-35	Low Grade
GDH-36	Assays Pending
GDH-37	Assays Pending
GDH-38	49.4	77.2	27.8	<0.05	51	51
includes	70.6	71.5	0.9	0.22	257	269

Drilling at Mina de Agua continues to intersect ore grade mineralization in the Santa Ana vein. Of the 17 holes completed and assayed to date 11 contained greater than 100 g/t eAg over mineable widths, 2 had recovery problems within the vein intersection and 3 intersected only low grade mineralization. (See press release dated September 14, 2006 for holes SA-01 to SA-05).

The current production plan is to focus on the higher grade portions of the Santa Ana vein using cut and fill mining methods currently employed at La Guitarra. The average grade of the high grade intersections to date is 333 g/t eAg over an interval of 2.5 meters. Drilling to date has defined a block containing ore grade mineralization measuring 250 by 100 meters and is open along strike and down dip.

Bulk tonnage stockwerk style mineralization surrounding the Santa Ana vein has been intersected in holes GDH-21, 16 meters grading 43 g/t silver, GDH-32, 32 meters grading 57 g/t silver, GDH-33 33.3 meters grading 53 g/t silver and GDH-38 27 meters grading 51 g/t silver. Gold values were generally below detection levels in these holes. The previously released drill hole SA-04 intersected 17.95 meters grading 1.54 g/t gold and 138 g/t silver for 223 g/t eAg. As additional data is obtained the possibilities of using bulk mining methods on portions of the Santa Ana vein will be evaluated.

The following long section shows the location of the Santa Ana drill intercepts.

Genco Resources Ltd.
Temescaltepec Silver Gold District
Santa Ana Vein Long Section
View to Northeast
Post MineralBasalt Cap
Old Workings
1.6/376
Old Workings
1.3/288
Old Workings
1.0/219
GDH-34
1.4/361
GDH-32
1.7/290
SA-1
2.3/459
SA-4
18.0/223
GDH-33
1.5/464
4.7/290
5.6/180
SA-5
SA-2
3.6/107
7.1/344
GDH-21
16.0/43
SA-8
0.8/160
SA-6
Low Grade
GDH-38
0.9/269
100m
2000 Elv
1950 Elv
1900 Elv
SA-7
3.0/108
SA-3
2.3/517
SA-9 Abandoned
GDH-22
Low Grade
250m
Explanations
GDH-34 Drill hole
1.4/361 Meters/eAg g/t
Planned Drill Hole
Old Workings
Scale
0 25 50 100

The following map shows the geographic relationship between the Mina de Agua and La Guitarra mines.

Production and Development

Current milling and processing capacity at La Guitarra is 340 tonnes per day. Production during the first nine months of 2006 averaged 149 tonnes per day. Test mining at four surface cuts has demonstrated that the moderate grade ore from the Creston deposit can be mined and processed at a profit. Mine and mill production rates as high as 271 tonnes per day grading 2.24 g/t gold and 269 g/t silver have been achieved using a blend of surface and underground ores.

An application has been made to amend the existing environmental and mining permits to allow expanded use of surface ores. Genco management does not anticipate any problems in obtaining the requested permit amendments. The Company’s goal is to achieve full use of the 340 tonnes per day plant capacity in the first quarter of 2007.

Road access and basic infrastructure construction at the Mina de Agua production center are nearly complete. The production ramp has been collared and is planned to intersect the vein at 45 meter of advance. Production of development ore from the Santa Ana vein is scheduled to commence in the first quarter of 2007.

Test Work

Metallurgical test work is underway to determine the suitability of converting the current mill from a flotation circuit to whole ore cyanide leaching with a Merrill Crowe recovery plant. This change would allow the direct production of a doré, improve net metal recoveries and eliminate costs associated with third party processing of flotation concentrate.

Bottle Roll tests have been completed by Kappes Cassidy & Associates on two composite samples, one representing run of mine material taken from the crushing circuit over four days and one taken from core from the Creston drill holes. The results of this work are tabulated below.

Sample	Gold (g/t)	Gold Recovery	Silver (g/t)	Silver Recovery
Run of Mine	2.29	94%	520	96%
Creston	0.59	92%	70	87%

Column Tests are under way on both the above samples to determine the suitability of a fine crush heap leach extraction process. Results to date are encouraging. Final recoveries will be reported when the calculated head grades are known. Additional samples have been shipped for both column and bottle test work.

All technical information contained in this release has been based on information prepared by, or under the supervision of, a director of the Company, James M. McDonald, P. Geol., a ‘qualified person’ for the purpose of National Instrument 43-101, Standards of Disclosure for Mineral Projects.  He has verified the foregoing data, including sampling, analytical and test data underlying such information.

Quality Control & Assurance

Genco has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. All core is sawn in half and one-half is split, bagged and picked up by ALS Chemex personnel on site. Reverse circulation drilling samples are split into two samples at the drill rig, bagged and one sample is pickup by ALS Chemex personnel. The retained samples of core or reverse circulation cuttings are saved for future check assaying or metallurgical work.

Samples pick up by ALS Chemex are transported to their Guadalajara, Mexico, preparatory laboratory, logged in to the computer tracking system, crushed, split and a pulp sample prepared. The pulp sample is sent to ALS Chemex's laboratory in Vancouver B.C. for analysis. The analytical technique used is Fire Assay with Gravimetric Finish using a 30 gram pulp sample for both gold and silver. ALS Chemex routinely uses blanks and standards as part of their quality control and assurance program.

Mineralized intervals are check assayed in the laboratory at La Guitarra Mine laboratory using a 1/4 split of the retained core or a split of the retained reverse circulation sample. The assay technique used by the La Guitarra laboratory is Fire Assay with Gravimetric Finish on a 20 gram pulp sample for both gold and silver. Additional check assay work using a third party laboratory is planned for in the future when sufficient number of holes completed.

For further information: 604-682-2205

E-mail:  gencoinfo@telus.net

www.gencoresources.com

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, and other related matters. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. The exploration program is at an early stage and all estimates and projections are based on limited, and possibly incomplete, data. More work is required before the mineralization and the economic aspects can be confidently modelled. Actual results may differ materially from those currently anticipated in this presentation. No representation or prediction is intended as to the results of future work, nor can there be any promise that the estimates and projections herein will be sustained in future work or that the Project will otherwise prove to be economic. Genco does not undertake to update any forward-looking statement to conform the statements to actual results or changes in our expectations.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

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Tel:  (604) 682-2205  Fax:  (604) 682-2235  www.gencoresources.com

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